

September 26, 2024

Adam Anderson
Chief Executive Officer
Innovex International, Inc.
19120 Kenswick Drive
Humble, Texas 77338

> **Re: Innovex International, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 17, 2024**
> **File No. 333-282178**

Dear Adam Anderson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bryan Flannery